Exhibit 12.1

Retail Properties of America, Inc.
Computation of Ratio of Earnings to Fixed Charges
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
(Loss) income from continuing operations	$(86,484)	$37,110	$3,832	$597	$(42,855)
Equity in loss of unconsolidated joint ventures, net	—	—	—	2,088	1,246
Gain on sales of investment properties, net	337,975	129,707	121,792	42,196	5,806
Adjustments added:
Fixed charges (see below)	149,890	113,539	142,987	137,944	150,685
Distributions on investments in unconsolidated joint ventures	—	—	—	1,360	7,105
Adjustments subtracted:
Interest capitalized	(485)	(69)	—	—	—
Total earnings	$400,896	$280,287	$268,611	$184,185	$121,987

Fixed charges:
Interest expense	$146,092	$109,730	$138,938	$133,835	$146,805
Interest capitalized	485	69	—	—	—
Estimate of interest within rental expense	3,313	3,740	4,049	4,109	3,880
Total fixed charges	$149,890	$113,539	$142,987	$137,944	$150,685

Preferred stock dividends	13,867	9,450	9,450	9,450	9,450
Total fixed charges and preferred stock dividends	$163,757	$122,989	$152,437	$147,394	$160,135

Ratio of earnings to fixed charges	2.67	2.47	1.88	1.34	—	(1)

Ratio of earnings to combined fixed charges and preferred stock dividends	2.45	2.28	1.76	1.25	—	(2)

(1)	The ratio was less than 1:1 for the year ended December 31, 2013 as earnings were inadequate to cover fixed charges by a deficiency of approximately $28.7 million.

(2)	The ratio was less than 1:1 for the year ended December 31, 2013 as earnings were inadequate to cover fixed charges by a deficiency of approximately $38.1 million.